Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 17, 2008

FRONTIER PACIFIC MINING CORPORATION
Suite 875, 555 Burrard St., Bentall Two Centre
Vancouver, British Columbia
Tel: 1 (604) 717-6488
Fax: 1 (604) 717-6427
Email: info@frontierpacific.com
Website: http://www.frontierpacific.com

June 17, 2008

Re:	Hostile Bid from Eldorado Gold Corporation

Dear Fellow Frontier Pacific Shareholders:

As promised, we are writing to provide you with an update regarding the status of matters in connection with Eldorado’s hostile takeover bid for Frontier Pacific and to provide our final recommendation before the Eldorado bid expires at 5:00 p.m. (Toronto time) on June 17, 2008.

National Land Zoning Plan

As reported by Frontier Pacific on June 13, 2008, the National Land Zoning Plan was submitted to the Greek Parliament for approval on June 12, 2008. The Zoning Plan will legislate the development and exploitation of natural resources in Greece, particularly mineral resources that will benefit underdeveloped areas. The bill is expected to be passed into legislation.

On June 16, 2008, Mr. Wright of Eldorado stated that there was “a reported statement by Environmental and Public Works Minister Giorgos Souflias that the new National Land Use Plan will not include Thrace as an area where gold extraction is allowed”. We have been unable to verify that any such statement was made by Mr. Souflias.

Frontier Pacific’s Shareholder Rights Plan

As we have previously advised you, the Frontier Pacific Shareholder Rights Plan was implemented with the view of giving the board of directors and Frontier Pacific shareholders sufficient time to properly consider any takeover bid made for Frontier Pacific and to allow enough time for competing bids and alternative proposals to emerge. The Rights Plan was scheduled to be submitted to shareholders for consideration at a shareholders’ meeting scheduled for June 19, 2008.

As discussed further below, the Eldorado Offer remains the only outstanding offer for the Frontier Pacific shares and your board believes that you should not be deprived of the opportunity to accept that offer if you wish to do so. Accordingly, although there was significant shareholder support for the Rights Plan, the board of directors of Frontier Pacific has elected to waive the application of the Plan to the Eldorado Offer and to cancel the shareholders’ meeting scheduled to consider the Plan.

The Eldorado Offer

As we have previously stated, we believe that Frontier Pacific, and the Perama Hill project in particular, is worth more than Eldorado is currently offering to pay for it.

Since Eldorado first approached Frontier Pacific with its hostile offer, your board of directors and the special committee of the board has undertaken an extensive process to solicit competing offers to that presented by Eldorado. Although we have engaged in serious discussions with several interested parties, none of those discussions has, to date, resulted in a proposal that could be presented to shareholders.

We have also attempted to engage Eldorado in discussions to increase the value for shareholders in exchange for a supported transaction that would let Eldorado capitalise on the Company’s efforts in Greece over the last four years.

However, the current offer of 0.1220 of an Eldorado common share for each share of Frontier Pacific is the only offer presently on the table.

Although the Frontier Pacific board does not believe that the Eldorado Offer represents fair value for your shares of Frontier Pacific, we believe each shareholder should be given the opportunity to decide whether or not to tender its shares to the Eldorado Offer. Accordingly, we leave it to you to determine whether you wish to accept or reject the Eldorado Offer.

If you intend to accept the Eldorado Offer you must arrange for your shares to be tendered on or before 5:00 p.m. Toronto time on Tuesday, June 17, 2008.

You should also be aware that Eldorado has structured its offer so that eligible Canadian resident holders of Frontier Pacific shares will not receive the benefit of an income tax deferred rollover for Canadian federal (and, where applicable, provincial) income tax purposes unless the eligible shareholder specifically requires Eldorado to execute an election in the prescribed form.

Accordingly, if you are, or think you are, an eligible Canadian resident shareholder of Frontier Pacific, and you wish to obtain the benefit of an income tax deferred rollover upon completion of the purchase of your shares by Eldorado, you should contact your broker or other professional advisor to ensure you require Eldorado to make the appropriate election.

We will continue to keep shareholders informed of any further developments or recommendations from your board of directors and the special committee of the board. In the meantime, if you have questions, please contact those persons listed below. Thank you.

Yours truly,

“Victor H. Bradley”

Chair, Special Committee of the Board of Directors

“Peter F. Tegart”

Chief Executive Officer

For further information, please contact:

THOMAS WEISEL PARTNERS

Attention: John Jentz

70 York St., 10th Floor

Toronto, ON M5J 1S9

Direct +1.416.815.1549

Fax +1.416.815.1808

Email jjentz@tweisel.com

GEORGESON

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free: +1.866.374.9879

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